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                              [SUPER 8 MOTEL LOGO]

                                     UPDATE

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VOL. 15 NO. 4/JANUARY, 1996    SUPER 8 MOTELS NORTHWEST II   FOURTH QUARTER 1995
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                                 NATIONAL NEWS
                       NATIONAL PRESS ATTENTION CONTINUES

        In a recent issue of the Hotel and Motel Management magazine, Super 8 Motels President Robert Weller revealed that the secret of Super 8's repeat customer business is evidenced in the long-standing VIP Club -- which, with 3.3 million members, accounted for more than one-half of the 1994 room nights.

                              ADDITIONAL GOOD NEWS
                             REGARDING MARKET SHARE

        A primary focus in the presentations at the Super 8 Winter 1995 Regional Marketing Meetings was a current market share report from D.K. Shifflet, Inc. Super 8's Vice President of Marketing, Thomas McNulty, shared the following:

        "Super 8 shows the greatest market share increase in the economy segment, followed by Comfort Inns in second place. Today, Super 8 enjoys a 7.3% share of the market, compared to 6.4% in 1993, and only 5.6% in 1992.

        "Superline posted a 5% increase in call volume in 1995 over 1994 -- up to 7 million calls. Even more importantly, Superline produced a 20% increase in reservations made. These 3 million reservations represent 35% of all rooms sold system-wide, second only to Red Roof Inns at 30%.

        "Super 8 proudly notes that it is now the economy segment leader in guest satisfaction, outranking all its competitors in the three major categories, satisfaction, service, and value.


                       C.U.C. AGREEMENT PROVES PRODUCTIVE

        Investors will recall a brief report in the October 1995 Update, about Super 8's marketing agreement with C.U.C. International, the leading discount travel club in the United States. We are advised that as of December 20, 1995, C.U.C. has enrolled 40,000 new VIP Club members. Further, they have booked 24,000 reservations, representing 34,000 room nights and $1,300,000 in revenue. All this activity was generated in just six months.

                   FIRST SUPER 8 HOTEL OPENS IN SAN FRANCISCO

        August of 1995 marked the opening of Super 8's first downtown property with the "Hotel" designation on Geary Street in San Francisco. With 102 rooms in six stories, the hotel is unlike the chain's traditional roadside inn. The bright lobby retains much of the original look of its predecessor. The Lombard Hotel, Exterior and guest room renovations look eight months and included a custom-made marquee sign.

        This new concept of the Super 8 Hotel is designed as a solution to the needs of the Super 8 customer in major city/downtown locations. Currently the San Francisco unit is breaking all revenue records. It will, however, lose its one-of-a-kind status with the opening of a similar property in Ottawa, Canada. An increase in Super 8's corporate business from 40% to 48% of its guest mix prompted this move to the city; as a result, negotiations for other hotels are underway in Atlanta, New York, and Philadelphia.

                                 REGIONAL NEWS

                             1996 BUSINESS PLANNING

        The entire Peninsula Management Northwest team devoted the months of September, October, and November to the development and approval of a 1996 Business Plan and Budget for each of the 23 motels operated by the Company. The process entailed extensive input from the property managers, as well as observations and inspections from Regional Managers, Personnel and Training, Marketing, and Maintenance departments. The process culminated in a presentation of the final product at the Managers' Meeting held in early December at the Corporate Office in Tumwater. Both the Business Plans and 1996 Budgets received official approval by The Peninsula Group's Board of Directors at its December 20, 1995 meeting.

        Illustrative of these 1996 Plans, and of their utility as working tools, is the following brief outline of their contents:

        I.   Background and Operational Histories
        II.  History of Results in Critical Areas for Success
        III. Business Condition -- Economic and Competitive Data
        IV.  Physical Plant Analysis
        V.   1996 Revenue Objectives/Plans -- Marketing and Guest Retention
        VI.  Productivity and Cost Control Plans

        Integral to all plans are mechanisms for both monthly, and more formalized quarterly, reviews of objectives and results, affording management timely opportunities to make mid-course adjustments.

                  PENINSULA EMPLOYEE BENEFITS SHINE IN SURVEY

        The scope of a recently commissioned independent employee benefits survey was to compare the benefits offered by The Peninsula Group Incorporated and affiliates with other hospitality companies similar in size and operations. Eight companies participated in the study.

        The survey results indicate that the benefit package offered by The Peninsula Group is favorably comparable with ALL eight companies in the areas of life insurance, health insurance, vacation pay, and exceeded the average trend in the area of sick pay. Further, most surveyed were just beginning to research or offer the more specialized 401K and Section 125 plans. Included in the 1996 plan is similar research on behalf of Peninsula's employee group.
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                            GUEST SECURITY IMPROVED
                           WITH NEW GUEST ROOM LOCKS

        The list of motels with newly installed or soon-to-be installed "Ving" locks continues to grow and now includes Lacey, SeaTac, Anchorage, Fairbanks, Juneau, Federal Way, Katchikan, and Yakima. This important improvement in guest security will be incorporated into all reasonable major motel renovations in 1996. Also, new motels built since the latter part of 1993 (Kelso and Corvallis) and all scheduled new motel construction will have Ving security locks for additional guest security and comfort.

                              NEW DEVELOPMENT '96

        In late September, the Board approved the purchase of a new Super 8 Motel site on the North I-5 corridor in Ferndale, Washington. Site plan, development studies, including soils and environmental assessments and traffic study, are complete. Construction start is slated for February 1, 1996.

        Occurring concurrently to the Ferndale development was the acquisition of a site on the I-5 corridor south of Portland in Woodburn, Oregon. Crews are expected to commence work on this highly visible location in May, 1996. Two additional Oregon sites are in various stages of negotiation for possible starts late in 1996 or early 1997.

                          SUPER 8 MOTELS NORTHWEST II

        The partnership completed 1995 operations with total revenues of $3,360,055 compared with total revenues of $3,335,713 in 1994. The partnership rented 66,537 rooms for a consolidated occupancy of 72.34% This represented a decrease of 2.48 occupancy points versus 1994. The average daily rate (ADR) of the properties increased to $49.31 per rented room, for an overall increase in ADR of $2.27 or 4.83% over 1994.

        Bremerton did not have the benefit of a Navy contract until the beginning of December, 1995. Still, the property rented only 276 fewer rooms in 1995 for a net occupancy decrease of less than one occupancy point,ending the year at 64.15%. Average daily rate went from $42.20 to $44.20 for a 4.75% increase. This results in a better than 3% increase in net room sales compared to 1994.

        In Yakima, occupancy dropped from an extremely high 78% in 1994 to just under 72%, while average daily room rate climbed $1.92 per rented room. The room rate increase could not offset the drop of eight occupancy points, and the net result was a drop in net room sales of about 4.5%.

        Portland, under the leadership of Peninsula Management Northwest's Manager of the Year Runner-up Tom Zett, had another very good year averaging 81% occupancy. This was compared to 80% in 1994. However, the average daily rate went from $53.27 to $55.77 for an increase of over 4.7%. This pushed net room sales to an all time high of over 1.3 million dollars, an increase of almost 6% over 1994.

        You will find comparative occupancy and room rate charts for the fourth quarter enclosed, along with unaudited year-end financial statements. The CPA firm of Moss Adams is currently performing the 1995 year-end audit of the partnership books. The audited statement will be sent to you along with your first quarter 1996 statements in the April 30, 1996 newsletter mailing.

        Each partner will receive one check in the amount of $25.00 per partnership unit, which represents your fourth quarter 1995 distribution. This distribution equals a 10% annualized distribution for the quarter.

        Some investors may receive additional distribution checks. Any additional checks are in an amount that is calculated to bring the total cash paid per partnership unit to an annualized 10% since the date the unit was originally purchased (or the date the partnership was formed, whichever occurred later). This amount varies from unit to unit depending upon the date it was originally purchased and thus is unique to each unit. As of this distribution, every unit will have been paid an amount equal to 10% per annum from the date of formation of the partnership or the date of original purchase of the unit, whichever occurred later. If you have any questions as to the amount of this check, you may call the Investor Relations Administrator at 360-943-8000 during normal business hours.

        Two items for your calendars: First, you should receive your 1995 income tax information directly from the preparer during the first several days in March, 1996. As always, they will be mailed not later than the last day of February, 1996. Should you not receive your information in very early March 1996, please call the Corporate Office at 360-943-8000. You only need to leave your name, current address and partnership (Northwest II) with the receptionist and she will forward the information to Investor Relations. Please do not call for the information prior to the above-noted date; the information is mailed to you directly from the tax preparer and we do not have the information before that date. Thank you for your help in this matter.

        Second, the annual Super 8 Motels Northwest II partnership informational meetings will be held as follows:

DATE:            Thursday, April 18, 1996
TIME:            7:00 p.m.*
LOCATION:        Conference Room, Portland Super 8 Motel
                 11011 N.E. Holman, Portland, Oregon
        -OR-
DATE:            Tuesday, April 16, 1996
TIME:            8:00 p.m.
LOCATION:        Conference Room, SeaTac Super 8 Motel
                 3100 South 192nd, SeaTac, Washington

        *Please note: Super 8 Motels Northwest statements and operational data will be discussed at the conclusion of the 7:00 p.m. NW II meeting in Portland.


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                          The Official Publication of
                           THE PENINSULA GROUP, INC.

           7515 Terminal St. SW, Tumwater, WA 98501 / (360) 943-8000
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Owners and operators of America's finest economy lodging serving 23 convenient
                              Northwest locations:
               ALASKA: Anchorage - Fairbanks - Juneau - Ketchikan
OREGON: Ashland - Bond - Corvallis - Grants Pass - Klamath Falls - Portland
                  International Airport - Salem - Wilsonville
      WASHINGTON: Bremerton - Ellensburg - Federal Way - Kelso - Kennewick Moses Lake - Olympia/Lacey - Port Angeles - SeaTac International Airport
                              Walla Walla - Yakima